Exhibit 99.8

Disclosure of Transactions in Own Shares

Paris, August 28, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 21 to August 25, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
21/08/2023	322,944	57.911159	18,702,061.33	XPAR
21/08/2023	149,267	57.801790	8,627,899.79	CEUX
21/08/2023	35,000	57.820705	2,023,724.68	TQEX
21/08/2023	25,000	57.850641	1,446,266.03	AQEU
22/08/2023	311,058	58.039188	18,053,553.74	XPAR
22/08/2023	149,600	58.044076	8,683,393.77	CEUX
22/08/2023	35,000	58.039742	2,031,390.97	TQEX
22/08/2023	35,000	58.046803	2,031,638.11	AQEU
23/08/2023	293,943	57.171315	16,805,107.85	XPAR
23/08/2023	200,000	57.111850	11,422,370.00	CEUX
23/08/2023	30,000	57.133348	1,714,000.44	TQEX
23/08/2023	15,000	57.233517	858,502.76	AQEU
24/08/2023	316,449	57.254129	18,118,011.87	XPAR
24/08/2023	159,000	57.251026	9,102,913.13	CEUX
24/08/2023	45,000	57.255703	2,576,506.64	TQEX
24/08/2023	21,000	57.263031	1,202,523.65	AQEU
25/08/2023	294,616	57.615893	16,974,563.93	XPAR
25/08/2023	189,666	57.593091	10,923,451.20	CEUX
25/08/2023	39,839	57.599220	2,294,695.33	TQEX
25/08/2023	14,000	57.662419	807,273.87	AQEU
Total	2,681,382	57.582190	154,399,849.05

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).